
03045086

J Sainsbury plc

Interim Results 2003



New Group Chief Executive appointed

Sir George Bull, Non-Executive Chairman, said: "I am delighted to announce the appointment of Justin King as the new Group Chief Executive from 29 March 2004. His appointment follows a thorough search and the Non-Executive Directors were unanimous in selecting Justin as the ideal candidate. His talent and food retailing experience give him a very sound base from which to drive this business forward."

Group results

- Sales up 1.0 per cent to £9,840 million (2002: £9,744 million).* At constant currencies up 2.1 per cent
- Underlying profit before tax up 7 per cent to £366 million (2002: £342 million)**
- Sixth half year of continuous profit growth
- Interim dividend up 2.5 per cent to 4.33 pence per share (2002: 4.22 pence)
- Capex peaked and now reducing. Expect to be cash-flow positive by 2005/06

Sainsbury's Supermarkets (UK)

- Total sales up 1.8 per cent to £8,192 million (2002: £8,048 million)* and like-for-like sales growth of 0.1 per cent#
- Underlying operating profit up 9.4 per cent to £313 million (2002: £286 million)†
- Successful launch of general merchandise ranges
- Third year of Business Transformation Programme delivering major operational change
- Improved levels of customer service
- Delivered £110 million of cost savings. Confident of achieving cumulative savings of £710 million by March 2004 and £960 million by March 2005
- Sainsbury to You sales increased by 35 per cent.* Losses substantially reduced to £10 million in first half (2002: £19 million). Expect to break even by March 2004
- Underlying operating margin increased from 3.6 per cent to 3.8 per cent (including Sainsbury's to You)*†

Shaw's Supermarkets (US)

- Total sales up 2.7 per cent to $2,473 million (2002: $2,409 million)*
- Strong profit performance and underlying operating margin up from 4.6 per cent to 4.9 per cent*†
- Underlying operating profit up 9.1 per cent to $120 million (2002: $110 million)†
- Significant store development activity. Expect 12 per cent increase in selling space in 2003/04

Sainsbury's Bank

- Net Income up 39 per cent
- Excellent growth potential

* Including VAT (UK - £568 million) and sales tax (US - £12 million)
** Before exceptional items of £36 million and amortisation of goodwill of £7 million
# Easter adjusted, including petrol
† Before exceptional Business Transformation operating costs of £29 million and Safeway bid costs of £8 million in Sainsbury's Supermarkets and amortisation of goodwill of £7 million in Shaw's Supermarkets

Sir Peter Davis, Group Chief Executive, said:

We are reporting Group underlying profit before tax up 7 per cent to £366 million and an increase of 2.5 per cent in the interim dividend to 4.33 pence per share. This has been achieved during the peak third year of our ambitious transformation programme for Sainsbury's Supermarkets, a period of immense change, when we will have completed the majority of our systems changes, substantially modernised our supply chain and upgraded 80 per cent of our store portfolio. We have also relaunched general merchandise, the largest product launch in our history, and we are reducing our cost base in line with our target of £710 million by March 2004.

During this year our priority has been on improving our operational capability so that we are in a position to leverage benefits in 2004/05. Implementing any one element of our transformation programme would have been significant but doing them all at the same time has been an enormous exercise. Simultaneously, we have also been simplifying our organisational structure and have reduced headcount by more than 20 per cent this year at our Holborn Business Centre. We are not satisfied with the impact these activities have had on our sales performance, but the marketplace has been moving fast and we needed to rebuild the infrastructure of our business quickly and to restore long-term growth.

We have come a very long way in the past three years and it is vital that we concentrate on delivering this substantial programme. The Board is committed to completing this by Summer 2004. We have grown our customer base averaging 13.5 million customer transactions a week during the first half of the year, and delivered significant customer benefits. We introduced 10,000 new jobs in April 2003 and our service is now back to market leading levels. We have refocused attention on fresh food and have extended our quality lead. We recently won the coveted Gold Award at our industry's Quality Food and Drink Awards with our organic Somerset Brie - the first time an organic product has won in the Award's 24 year history. We became European Wine and Spirits Retailer of the Year in October and picked up the Corporate Social Responsibility accolade at the National Business Awards.

Nectar continues to give us more customer contact and greater customer insights. The UK's leading loyalty programme with 13 million active collectors has given our customers the chance to earn 80 per cent more points than with Reward card and redeem them against a wide range of rewards.

Information Technology

In August this year we completed the conversion of our store systems. In just 13 months, this was the fastest such roll-out in Europe. We have also installed major merchandising and trading systems which greatly increase our ranging flexibility. We are pleased with the step change in our IT capability. A major enabler in this process has been our relationship with Accenture and we have decided to extend our contract for

a further three years, until 2010. This extension will allow us to build further on the achievements to date and enable Accenture to deliver additional cost reductions to Sainsbury's of around £150 million by 2007.

Supply Chain

We are continuing the ramp-up of our new distribution centres and opened the fourth automated centre at Hoddesdon in Hertfordshire in October. These centres are complex facilities, which take time to become fully operational, but our Stoke depot recently became the first of the new automated centres to issue in excess of 1 million cases a week with Hams Hall not far behind. As we ramp-up the new centres before closing down existing facilities we have incurred double running costs of £13 million in the first half and expect a total of £25 million for the full year. By Spring 2004 we expect to have around 60 per cent of our volume going through the new network rising to 70 per cent by the autumn.

Non Food

We have launched the first phase of our general merchandise range of 2,500 homeware products which will be in 75 stores by the end of this month and a further 35 by March 2004. The early signs here are very encouraging with the new product categories such as tabletop and soft furnishings proving popular with customers. We are building a long-term general merchandise capability. We have developed a much improved health and beauty offer in-house and have reviewed our clothing strategy with a view to launching a new offer under our own brand for autumn/winter 2004.

Sainsbury's to You

Sainsbury's to You has delivered 35 per cent year-on-year sales growth and order levels are five times those of three years ago. It has become a very strong contender in its market, continuing to grow market share. Losses in the first half have been substantially reduced to £10 million and we expect to break even by March 2004. The service now covers 74 per cent of UK households.

Sainsbury's Bank

Our growth plans for Sainsbury's Bank are producing good results and we have had an excellent half year as we continue to benefit from increased integration of activities with Sainsbury's Supermarkets. We are delivering growth and broadening income streams. We now have 1.7 million customer accounts and net income in the first half is up 39 per cent. The Bank has excellent growth potential.

Beyond the Transformation Programme

We are confident that customers are beginning to see an improved Sainsbury's. By Summer 2004 the significant achievements we have accomplished during the Business Transformation Programme will provide the platform for refocusing on accelerating sales growth.

It is important that we maximise the strength of the Sainsbury's brand. The store format

Sir Peter Davis, Group Chief Executive, said:
continued

trials we have conducted have provided a clear vision of the opportunity that lies ahead for a company that can differentiate itself from the other main supermarket players. Customers want us to focus on what we do best – quality, choice and value – and our brand is very effective when these principles are the central point of our offer.

The heart of the Sainsbury's brand is delivering great quality at affordable prices. This is a powerful proposition and appeals to a wide range of customers. We are therefore driving our quality and product innovation even further and have significantly strengthened our team over the past twelve months in order to deliver a re-energised brand. As we complete our transformation programme we will be better placed to both reinvest in our quality and further improve our competitive offer.

We have significant growth opportunities through extending our products, our services and our channels to serve customers better and need to ensure our estate is aligned to capitalise on our strengths. Only 57 per cent of the population lives within three miles of one of our stores, providing a significant opportunity to grow our business. We will seek to buy and build stores where we trade most successfully and will also be prepared to consider swapping a small number of stores to strengthen our portfolio.

We know that our Main Plus and convenience formats work very successfully with our brand. The first of our additional 100 Sainsbury's Locals in conjunction with Shell opens today in Battersea. Seven more will be trading by Christmas and a further eight by March 2004.

Shaw's Supermarkets

Shaw's has delivered a strong profit performance in what remains a challenging trading environment. With total sales up 2.7 per cent (in dollars) and like-for-like sales growth up 0.6 per cent (Easter adjusted), performance compares favourably with other US food retailers. Shaw's is driving through a period of significant store development activity – during the first half six new stores, five replacement and six extended stores opened. The first former Ames store opened in September with three more scheduled to open in the second half. We expect to increase selling space by 12 per cent this year providing a key driver for future growth.

Excellent cost controls and a significant improvement in the contribution from both the Connecticut and ex-Grand Union stores contributed towards a strong increase in underlying operating profit of 9.1 per cent to $120 million and increase in underlying operating margin from 4.6 per cent to 4.9 per cent.

Outlook

I am pleased that we have delivered our sixth half year of continuous Group underlying pre-tax profit growth. We expect the rate of pre-tax profit growth for the rest of this year to continue to reflect the unprecedented level of change we are driving through to ensure our business is competitive longer term. Despite all the challenges this year we expect to deliver another year of progress. We are clear on the opportunities that lie ahead for Sainsbury's. The real benefits of our recovery will come through as we come to the end of our transformation programme in Summer 2004, providing the platform for accelerating sales growth thereafter.



Sir Peter Davis
Group Chief Executive

Group financial summary

Group sales (including VAT and sales tax) increased by 1.0 per cent to £9,840 million (2002: £9,744 million). Group underlying operating profit, before exceptional operating costs and amortisation of goodwill, was £401 million, an increase of £30 million or 8.1 per cent over the previous year. This growth was achieved despite an adverse dollar exchange movement and, as expected, no profit growth in Sainsbury's Bank resulting from the Board's decision to invest in accelerating customer accounts growth.

The US dollar depreciated against sterling in the first half, which resulted in lower operating profit, financing costs and net debt in sterling terms. At constant exchange rates, Group sales increased by 2.1 per cent, Group underlying operating profit by 9.6 per cent and Group underlying profit before tax, exceptional items and amortisation of goodwill, by 8.3 per cent.

Group underlying profit before tax, exceptional items and amortisation of goodwill, increased by 7.0 per cent to £366 million (2002: £342 million). Profit before tax in the first half was £323 million (2002: £320 million) as a result of exceptional operating costs being higher than in the first half of last year, but exceptional operating costs are expected to be the same as 2003 for the full year.

	Sales† 2003		Operating profit 2003	
	£m	%	£m	%
Sainsbury's Supermarkets	**8,192**	1.8	**313**	9.4
Shaw's Supermarkets	**1,528**	(4.1)	**74**	1.4
Sainsbury's Bank	**107**	20.2	**8**	(11.1)
JS Developments	**13**	-	**6**	100.0
Sales/Underlying operating profit*	**9,840**	1.0	**401**	8.1
Exceptional operating costs			**(37)**	
Amortisation of goodwill			**(7)**	
Sales/Total operating profit	**9,840**	1.0	**357**	0.8

Sainsbury's Supermarkets

Sainsbury's Supermarkets' total sales† grew by 1.8 per cent to £8,192 million (2002: £8,048 million). Like-for-like sales growth◆ (including petrol) was 0.1 per cent (2002: 2.5 per cent). Sales growth for the first half was impacted by an unprecedented level of change affecting the in-store delivery of our customer offer. In particular, the trading and merchandising systems were completely replaced, three new fully automated depots were building operational capacity and we launched the new non-food ranges.

Cost savings programmes have again contributed significantly to the growth in underlying operating profit* and underlying operating margin†*. Cost savings amounted to £110 million in the first half, just over half relating to structural buying efficiencies and the balance relating to labour and other operating cost efficiencies resulting from modernising processes and systems. Sainsbury's Supermarkets is on track to deliver £250 million of cost savings for the year and cumulative savings of £710 million

†Including VAT at Sainsbury's Supermarkets of £568 million and sales tax at Shaw's Supermarkets of £12 million.

*Underlying operating profit before exceptional operating costs of £29 million in Sainsbury's Supermarkets (2002: £10 million) and £8 million Safeway plc bid costs and amortisation of goodwill of £7 million (2002: £7 million) in Shaw's Supermarkets.

◆All like-for-like sales are Easter adjusted.

from the start of the Business Transformation Programme to March 2004.

Offsetting the cost savings delivery in the first half has been additional operating costs in implementing the change programme. These include additional labour, training, property and supply chain dual running costs. Dual running costs in the supply chain increased operating costs by £13 million during the first half and are expected to be £25 million for the full year. National insurance and insurance costs increased by £13 million in the first half.

Sainsbury's to You sales† have increased by 34.5 per cent in the half year and losses have reduced significantly to £10 million (2002: £19 million). Sainsbury's to You is targeted to achieve break-even before the year-end.

Sainsbury's Supermarkets' underlying operating profit,* for the first half was £313 million (2002: £286 million), an increase of 9.4 per cent over the previous year. The underlying operating margin†* increased from 3.6 per cent to 3.8 per cent (including Sainsbury's to You).

Shaw's Supermarkets

Shaw's Supermarkets delivered a strong trading performance during the first half, in what remains a challenging trading environment. Sales† grew by 2.7 per cent to $2,473 million (2002: $2,409 million). Like-for-like sales growth◆ for the first half was 0.6 per cent (2002: 1.3 per cent) and Shaw's maintained its strong No. 2 position in the New England market.

Underlying operating profit* increased by 9.1 per cent to $120 million (2002: $110 million) as a result of strict cost control and good performances by the ex-Grand Union and Connecticut stores. Underlying operating margin†* increased from 4.6 per cent to 4.9 per cent.

Occupancy costs of the ex-Ames stores prior to opening amounted to $7million in the first half. Excluding these costs, underlying operating profit would have increased by 15.5 per cent and the underlying operating margin†* would have increased to 5.1 per cent.

An adverse dollar to sterling currency movement depressed Shaw's reported earnings when translated into sterling, with underlying operating profit* increasing by 1.4 per cent to £74 million (2002: £73 million).

Sainsbury's Bank

Sainsbury's Bank achieved net income growth of 39.2 per cent in the first half, but operating profit was, as expected, £1 million lower than last year at £8 million (2002: £9 million), due to further revenue investment in growing the long-term customer base of the business. Since the growth strategy started customer accounts have increased by 37 per cent to 1.7 million and personal loan balances are up 78 per cent to nearly £1 billion. Profit for the full year is expected to be ahead of last year.

JS Developments

JS Developments' operating profit in the first

Group financial summary
continued

two sites being sold during the period. The main focus, during this period, has been on the sale of this business.

Net interest payable
Net interest payable increased to £35 million (2002: £30 million), as a result of higher net debt, partially offset by a US dollar exchange rate benefit and lower short-term interest rates. Interest capitalised in the first half amounted to £9 million (2002: £12 million).

Exceptional operating costs
Exceptional operating costs were £37 million (2002: £10 million). These relate to re-organisation and closure costs arising from the Business Transformation Programme in Sainsbury's Supermarkets of £29 million (2002: £10 million) and £8 million for Safeway plc bid costs. The Board estimates the full year exceptional operating costs arising from the UK Business Transformation Programme will be £55 million, the same level as last year.

Group tax charge
The Group tax charge was £114 million (2002: £111 million). The underlying effective tax rate, before exceptional items and amortisation of goodwill, in the first half was 32.5 per cent (2002: 33.0 per cent), the same level as in the 2003 full year.

Underlying earnings per share
Underlying earnings per share, before exceptional items and amortisation of goodwill, was 12.8 pence (2002: 11.8 pence), an increase of 8.5 per cent on the previous year. Basic earnings per share was 10.8 pence (2002: 10.8 pence) as a result of exceptional operating costs being higher than in the first half last year.

Interim dividend
The Board has declared an interim dividend of 4.33 pence per share which represents an increase of 2.5 per cent over the previous year. The interim dividend will be paid on 9 January 2004 to shareholders on the Register of Members at the close of business on 28 November 2003.

Group capital expenditure
Group capital expenditure in the half-year was reduced by £245 million to £350 million (2002: £595 million). Sainsbury's Supermarkets' capital expenditure was down by £300 million to £212 million, with substantial reductions in all categories. Nine extensions and two refurbishments were completed during the first half, a reduction of 26 refurbishments against the same period last year. Capital expenditure relating to the supply chain has also reduced significantly with three of the four new depots now operational and the fourth came on stream during October 2003.

Shaw's capital expenditure increased by £52 million to £133 million (2002: £81 million), partly due to expenditure on the newly acquired ex-Ames stores of £10 million and a substantial development programme for this year. Shaw's opened six new and five replacement stores in the first half and extended a further six stores. Selling space

is forecast to increase by 12 per cent for the full year.

Group capital expenditure is forecast to be £1.0 billion for the year, with Sainsbury's Supermarkets' expenditure decreasing by £300 million to below £700 million.

Return on capital employed
Sainsbury's Supermarkets return on capital employed increased by 0.2 per cent to 10.9 per cent (2002: 10.7 per cent), whilst Group return on capital employed was maintained at 11.5 per cent (2002: 11.5 per cent).

Underlying EBITDA
Underlying EBITDA before exceptional operating costs increased by 5.9 per cent to £610 million (2002: £576 million). Net debt at the half-year increased by £0.3 billion to £1.7 billion (29 March 2003: £1.4 billion) with gearing increasing to 33 per cent (29 March 2003: 28 per cent).

Group profit and loss account

	Note	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Turnover including VAT and sales tax†	2	**9,840**	9,744
VAT and sales tax		**(580)**	(560)
Turnover excluding VAT and sales tax		**9,260**	9,184
Operating profit before exceptional costs and amortisation of goodwill		**401**	371
Exceptional operating costs	3	**(37)**	(10)
Amortisation of goodwill		**(7)**	(7)
Operating profit		**357**	354
Share of operating profit in joint ventures		**-**	1
Profit/(loss) on sale of properties	3	**1**	(5)
Profit on ordinary activities before interest		**358**	350
Net interest payable and similar items		**(35)**	(30)
Underlying profit on ordinary activities before tax*		**366**	342
Exceptional items		**(36)**	(15)
Amortisation of goodwill		**(7)**	(7)
Profit on ordinary activities before tax		**323**	320
Tax on profit on ordinary activities	4	**(114)**	(111)
Profit on ordinary activities after tax		**209**	209
Equity minority interest		**(3)**	(3)
Profit for the financial period		**206**	206
Equity dividends		**(83)**	(81)
Retained profit for the financial period		**123**	125
Basic earnings per share	5	**10.8p**	10.8p
Underlying earnings per share*	5	**12.8p**	11.8p
Diluted earnings per share	5	**10.8p**	10.7p
Underlying diluted earnings per share*	5	**12.7p**	11.7p
Dividend per share		**4.33p**	4.22p

†Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.

*Before exceptional items and amortisation of goodwill.

Group statement of total recognised gains and losses

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Profit for the financial period	**206**	206
Currency translation differences on foreign currency net investments	**(4)**	(5)
Total recognised gains since last annual report	**202**	201

There is no material difference between the above profit for the financial period and the historical cost equivalent.

Reconciliation of movements in equity shareholders' funds

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Profit for the financial period	**206**	206
Equity dividends	**(83)**	(81)
	123	125
Currency translation differences	**(4)**	(5)
Proceeds from ordinary shares issued for cash	**4**	3
Net movement in equity shareholders' funds	**123**	123
Opening equity shareholders' funds	**5,003**	4,848
Closing equity shareholders' funds	**5,126**	4,971

Group balance sheet

	Note	11 October 2003 (unaudited) £m	12 October 2002 (unaudited) £m	29 March 2003 (audited) £m
Fixed assets				
Intangible assets		**206**	235	226
Tangible assets		**7,559**	7,159	7,540
Investments		**110**	121	112
		7,875	7,515	7,878
Current assets				
Stock		**898**	872	800
Debtors		**246**	310	297
Sainsbury's Bank's current assets	6	**2,410**	2,279	2,397
Investments		**26**	15	20
Cash at bank and in hand		**352**	509	639
		3,932	3,985	4,153
Creditors: amounts falling due within one year				
Sainsbury's Bank's current liabilities	6	**(2,236)**	(2,139)	(2,237)
Other		**(2,248)**	(2,247)	(2,537)
		(4,484)	(4,386)	(4,774)
Net current liabilities		**(552)**	(401)	(621)
Total assets less current liabilities		**7,323**	7,114	7,257
Creditors: amounts falling due after more than one year		**(1,870)**	(1,874)	(1,885)
Provisions for liabilities and charges		**(255)**	(205)	(300)
Total net assets		**5,198**	5,035	5,072
Capital and reserves				
Called up share capital		**485**	484	484
Share premium account		**1,427**	1,424	1,424
Revaluation reserve		**22**	39	22
Profit and loss account		**3,192**	3,024	3,073
Equity shareholders' funds		**5,126**	4,971	5,003
Equity minority interest		**72**	64	69
Total capital employed		**5,198**	5,035	5,072

Group cash flow statement

	Note	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Net cash inflow from operating activities	7	**444**	445
Dividend received from joint venture		**1**	8
Returns on investments and servicing of finance			
Interest received		**16**	44
Interest paid		**(59)**	(72)
Interest element of finance lease payments		**(20)**	(16)
Net cash outflow from returns on investments and servicing of finance		**(63)**	(44)
Taxation		**(100)**	(90)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(439)**	(580)
Sale of tangible fixed assets		**77**	76
Purchase of intangible fixed assets		**-**	(2)
Net cash outflow from capital expenditure and financial investment		**(362)**	(506)
Acquisitions and disposals			
Repayment of loans to joint ventures		**-**	3
(Payments)/receipts relating to disposal of fixed asset investments		**(23)**	75
Net cash (outflow)/inflow from disposals		**(23)**	78
Equity dividends paid to shareholders		**(217)**	(207)
Net cash outflow before use of liquid resources and financing		**(320)**	(316)
Financing			
Issue of ordinary share capital		**4**	3
Increase/(decrease) in short-term borrowings		**87**	(236)
(Decrease)/increase in long-term borrowings		**(1)**	550
Increase in finance leases		**-**	151
Capital element of finance lease payments		**(35)**	(4)
Net cash inflow from financing		**55**	464
(Decrease)/increase in net cash in the period		**(265)**	148
Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in net cash in the period		**(265)**	148
Increase in debt and lease financing		**(86)**	(314)
Movement in finance leases		**(9)**	(154)
Exchange adjustments		**53**	82
Movement in net debt in the period	8	**(307)**	(238)
Net debt at the beginning of the period	8	**(1,404)**	(1,156)
Net debt at the end of the period	8	**(1,711)**	(1,394)

Notes to the results

1 Accounting policies

The financial information has been prepared using the accounting policies set out in the Annual Report and Financial Statements 2003.

2 Group turnover and operating profit

Set out below are the Group turnover and operating profit.

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m	Change %
Turnover including VAT and sales tax			
Food retailing and financial services - UK	**8,299**	8,137	2.0
Property development - UK	**13**	13	-
Food retailing - US	**1,528**	1,594	(4.1)
Total	**9,840**	9,744	1.0
Turnover excluding VAT and sales tax			
Food retailing and financial services - UK	**7,731**	7,589	1.9
Property development - UK	**13**	13	-
Food retailing - US	**1,516**	1,582	(4.2)
Total	**9,260**	9,184	0.8
Operating profit			
Food retailing and financial services - UK	**321**	295	8.8
Property development - UK	**6**	3	100.0
Food retailing - US	**74**	73	1.4
Operating profit before exceptional costs and amortisation of goodwill	**401**	371	8.1
Exceptional operating costs - Food retailing - UK	**(37)**	(10)	
- Food retailing - US	**-**	-	
Amortisation of goodwill - Food retailing - US	**(7)**	(7)	
Total	**357**	354	0.8

US sales and operating profit have been translated at an average exchange rate for the period of £1 = $1.6191 (2002: £1 = $1.5113).

	28 weeks to 11 October 2003 (unaudited) $m	28 weeks to 12 October 2002 (unaudited) $m	Change %
Shaw's sales and operating profit			
Sales (including sales tax)	**2,473**	2,409	2.7
Operating profit	**120**	110	9.1

3 Exceptional items

3.1 Exceptional operating costs

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Sainsbury's Supermarkets	**29**	10
Safeway bid costs	**8**	-
Exceptional operating costs	**37**	10

The costs in Sainsbury's Supermarkets relate to the Business Transformation Programme which involves upgrading its IT systems, supply chain and store portfolio.

3.2 Exceptional non-operating items

Profit/(loss) on sale of properties were as follows:

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Sainsbury's Supermarkets	1	(2)
Shaw's Supermarkets	-	(3)
	1	(5)

4 Taxation

The tax charge in the profit and loss account comprises:

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Current tax	**112**	107
Deferred tax	**7**	6
Tax relief on exceptional items	**(5)**	(2)
	114	111

The above tax charge exceeds the charge based on the statutory rate of UK corporation tax principally due to the higher rate of tax incurred on US profits and the lack of effective tax relief on depreciation of UK retail properties.

Notes to the results
continued

5 Earnings per share
Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held by the Employee Share Ownership Trusts which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period to 11 October 2003.

	28 weeks to 11 October 2003 (unaudited) million	28 weeks to 12 October 2002 (unaudited) million
Weighted average number of shares in issue	**1,912.7**	1,911.7
Weighted average number of dilutive share options	**1.6**	13.0
Total number of shares for calculating diluted earnings per share	**1,914.3**	1,924.7

The alternative measure of earnings per share is provided because it reflects the Group's underlying trading performance by excluding the effect of exceptional items and amortisation of goodwill.

	28 weeks to 11 October 2003 (unaudited)		28 weeks to 12 October 2002 (unaudited)	
	Earnings £m	**Per share amount pence**	Earnings £m	Per share amount pence
Basic earnings	**206**	**10.8**	206	10.8
Exceptional items net of tax:				
Operating profit	**32**	**1.7**	8	0.4
(Profit)/loss on sale of properties	**(1)**	**(0.1)**	5	0.2
Amortisation of goodwill	**7**	**0.4**	7	0.4
Underlying earnings before exceptional items and amortisation of goodwill	**244**	**12.8**	226	11.8
Diluted earnings	**206**	**10.8**	206	10.7
Underlying diluted earnings before exceptional items and amortisation of goodwill	**244**	**12.7**	226	11.7

6 Current assets and creditors of Sainsbury's Bank

	11 October 2003 (unaudited) £m	12 October 2002 (unaudited) £m	29 March 2003 (audited) £m
Current assets			
Cash	**47**	31	40
Treasury bills and other eligible bills	**70**	74	70
Loans and advances to banks	**109**	482	298
Loans and advances to customers*	**1,777**	1,153	1,528
Debt securities	**374**	522	448
Prepayments and accrued income	**33**	17	13
	2,410	2,279	2,397
Creditors: amounts falling due within one year			
Loan from minority shareholder	**20**	-	11
Deposits by banks	**5**	-	12
Customer accounts	**2,132**	2,063	2,166
Accruals and deferred income	**79**	76	48
	2,236	2,139	2,237

*Loans and advances to customers include £996 million (12 October 2002: £484 million; 29 March 2003: £867 million) of loans and advances repayable in more than one year.

In addition to the above assets, Sainsbury's Bank had fixed assets of £16 million at 11 October 2003 (12 October 2002: £8 million; 29 March 2003: £12 million) included in tangible fixed assets and inter-company liabilities of £31 million (12 October 2002: £4 million; 29 March 2003: £18 million) included in creditors due within one year.

7 Reconciliation of operating profit to net cash inflow from operating activities

	28 weeks to 11 October 2003 (unaudited) £m	28 weeks to 12 October 2002 (unaudited) £m
Group operating profit	**357**	354
Depreciation	**214**	205
Amortisation of intangible assets	**8**	9
Loss on sale of equipment, fixtures and vehicles	**10**	5
Increase in stocks	**(107)**	(139)
Decrease in debtors	**34**	1
(Decrease)/increase in creditors and provisions	**(58)**	17
Increase in Sainsbury's Bank current assets	**(13)**	(86)
(Decrease)/increase in Sainsbury's Bank creditors	**(1)**	79
Net cash inflow from operating activities	**444**	445

Notes to the results
continued

8 Analysis of net debt

	At 29 March 2003 (audited) £m	Cash flow £m	Other non-cash movements £m	Exchange movements £m	**At 11 October 2003 (unaudited) £m**
Current asset investments	20	6	-	-	**26**
Cash at bank and in hand	639	(280)	-	(7)	**352**
Bank overdrafts	(14)	9	-	-	**(5)**
	645	(265)	-	(7)	**373**
Due within one year:					
Borrowings	(162)	(87)	-	48	**(201)**
Finance leases	(37)	35	(39)	-	**(41)**
Due after one year:					
Borrowings	(1,564)	1	-	2	**(1,561)**
Finance leases	(286)	-	(5)	10	**(281)**
	(2,049)	(51)	(44)	60	**(2,084)**
Total net debt	(1,404)	(316)	(44)	53	**(1,711)**

9 Financial information

The Interim Results are unaudited but have been reviewed by the Auditors. The financial information presented herein does not amount to full accounts within the meaning of Section 240 of the Companies Act 1985 (as amended). The figures for the 52 weeks to 29 March 2003 have been extracted from the Annual Report and Financial Statements 2003 which have been filed with the Registrar of Companies. The audit report on the Annual Report and Financial Statements 2003 was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Review report by the Auditors to the Board of Directors of J Sainsbury plc

Independent review report to J Sainsbury plc

Introduction

We have been instructed by the Company to review the financial information which comprises a Group profit and loss account, Group statement of total recognised gains and losses, Group balance sheet, Group cash flow statement, comparative figures and associated notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listings Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 28 weeks ended 11 October 2003.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place
London
WC2N 6RH
18 November 2003

Notes:

(a) The maintenance and integrity of the J Sainsbury plc website is the responsibility of the Directors; the work carried out by the Auditors does not involve consideration of these matters and, accordingly, the Auditors accept no responsibility for any changes that may have occurred to the Interim Report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Useful contacts

For information about **shareholdings, dividends** and to report **changes to personal details,** shareholders should contact:

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
Telephone: 0870 702 0106

For information about an **Individual Savings Account** (ISA) and **low cost share dealing facilities** contact:

The Share Centre Ltd
PO Box 2000
Oxford House
Oxford Road
Aylesbury
Buckinghamshire HP21 8ZB
Telephone: 01296 414141

For **investor enquiries** contact:

Lynda Ashton
Head of Investor Relations
J Sainsbury plc
33 Holborn
London EC1N 2HT
Telephone/fax: 020 7695 7162/6227
lynda.ashton@sainsburys.co.uk

For general enquiries about **Sainsbury's Bank** call: 0500 405060

For any **other enquiries** contact our Customer Careline: 0800 636262

Electronic communication for shareholders
The Company has set up a facility for shareholders to take advantage of electronic communications.

If you would like to:
- check the balance and current value of your shareholding and view your dividend history
- register your e-mail address so that future shareholder information can be sent to you electronically
- submit your vote on-line prior to a general meeting

log on to www.j-sainsbury.co.uk/shareholders and complete the following steps:

1 click on 'visit our Registrars'
2 enter the required information and click on 'submit'. You will need your 11 character shareholder reference number located on your latest tax voucher
3 click on 'Communication Details' and register on-line.

www.j-sainsbury.co.uk/shareholders



Designed and produced by CGI BrandSense. Inside front cover photography by Matt Harris.

J Sainsbury plc
33 Holborn, London EC1N 2HT

Information about the Group and the Group's Environment Report may be found on the Internet at: **www.j-sainsbury.co.uk**